Exhibit 99.1

PRESS RELEASE

AerCap Closes Second ECGD Guaranteed Bond and Increases ECA Facility with Financing of Five A320 Aircraft

Amsterdam, The Netherlands; September 24, 2010 — AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that it has closed two transactions for the financing of a total of six Airbus aircraft with the European Export Credit Agencies, led by the Export Credits Guarantee Department (“ECGD”) - the United Kingdom’s Export Credit Agency.

The first transaction increased AerCap’s European Export Credit Agencies facility by $164 million and completed the financing of five Airbus A320 aircraft, of which three were delivered on long-term leases last week, with the ECA guaranteed debt provided by Credit Agricole CIB.

The second transaction which priced on September 20th, 2010 is related to the closing of the Company’s second bond issuance guaranteed by the ECGD. The notes were issued at a fixed rate of 3.215 percent, have a maturity in 2021, and an initial principal amount of $74 million. This transaction completed the refinancing of an A330-300 aircraft which was previously financed by ECA-guaranteed debt provided by Credit Agricole CIB. The respective aircraft was delivered to AerCap in the fourth quarter of 2009 and has been placed on a long-term lease.

AerCap’s Chief Financial Officer Keith Helming commented: “These transactions are an important part of the financing strategy for our Airbus deliveries. The success of these deals was driven largely by the support we received from both our long-term business partners Credit Agricole and ECGD.”

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. The notes have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. There shall not be any sale of the notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws, or absent the availability of an exemption from such registration or qualification requirements.

About AerCap Holdings N.V.

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services, aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”,

“plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact for Media: Frauke Oberdieck +31 20 655 9616 foberdieck@aercap.com	Contact for Investors: Peter Wortel +31 20 655 9658 pwortel@aercap.com